Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated June 9, 2008

(Related to the Pricing Supplement No. 2008-MTNDD291, Subject to Completion, Dated June 9, 2008)

Principal-Protected Notes Linked to the Consumer Price Index Due 2013

Issuer:	Citigroup Funding Inc.

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.

Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.

Principal Protection:	100% if held to the Maturity Date.

Pricing Date:	June , 2008.

Issue Date:	June , 2008.

Maturity Date:	Approximately five years after the Issue Date.

Issue Price:	100% of the principal amount.

Payment at Maturity:	For each US$1,000 note, US$1,000 plus accrued and unpaid interest, if any.

Interest Rate:	Inflation Rate x 150%, provided that the Interest Rate will not be less than zero.

Inflation Rate:	Ending Level of the CPI – Starting Level of the CPI
Starting Level of the CPI

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers.

Starting Level of the CPI:	For each Interest Period, the CPI level for the calendar month that is fifteen calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “CPURNSA,” or any substitute page.

Ending Level of the CPI:	For each Interest Period, the CPI level for the calendar month that is three calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “CPURNSA,” or any substitute page.

Interest Period:	Each monthly period from and including the Issue Date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date.

Interest Payment Date:	The day of each month, commencing on , 2008 and ending on the Maturity Date, on which we expect to pay interest, if any has accrued.

Payment Month:	Each calendar month that includes an Interest Payment Date.

Day Count Convention:	Act/365

Denominations:	Minimum denominations and increments of US$1,000.

Listing:	None.

Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.

Sales Commission Earned:	US$12.50 per Note for each Note sold by a Smith Barney Financial Advisor.

Sales Concession Granted:	Not to exceed US$12.50 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

Calculation Agent:	Citigroup Financial Products Inc.

Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

CUSIP:

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Principal-Protected Notes Linked to the

Consumer Price Index Due 2013

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Linked to the Consumer Price Index Due 2013 (the “Notes”) offer investors the safety of 100% principal protection if held at maturity and the potential for periodic income. Instead of paying periodic interest at a fixed rate of interest, the monthly interest payments on these Notes are variable and may be zero, but not less than zero. The level of periodic income these Notes produce, if any, is linked to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “Consumer Price Index” or “CPI”). The Interest Rate on the Notes is reset monthly and will depend on the percentage change in the CPI from its level fifteen calendar months prior to the relevant Payment Month to its level three calendar months prior to the relevant Payment Month. For example, the Interest Rate applicable for the payment month of July 2008 will depend on the percentage change in the CPI from its level in April 2007 to its level in April 2008. This percentage change in the year-over-year CPI level is multiplied by a leverage multiplier of 150%.

In calculating the Starting Level of the CPI or the Ending Level of the CPI, the Calculation Agent will use the most recently available level of the CPI on the relevant Interest Payment Date, even if such level has been adjusted from a previously reported level for the relevant Payment Month. However, if a Starting Level of the CPI or the Ending Level of the CPI used by the Calculation Agent on any Interest Payment Date to determine the Interest Rate on the Notes is subsequently revised by the U.S. Bureau of Labor Statistics, the Interest Rate determined on such Interest Payment Date will not be revised.

The Notes are variable interest rate securities issued by Citigroup Funding Inc. that have a maturity of approximately five years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus accrued and unpaid interest, if any, due at maturity.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed-income payments since the monthly interest payments are variable and may be zero. These Notes may be an appropriate investment for the following types of investors:

■

Investors expecting the prices of the consumer goods and services included in the CPI market basket to increase relative to prices 12 months prior, thus increasing the level of the CPI and interest payable on the Notes for a relevant Interest Period.

■

Investors looking for a principal-protected instrument with the potential for current income but who are willing to forgo current income if the level of the CPI does not increase relative to its level 12 months prior.

■	Investors who seek to add an inflation-measuring index-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Benefits of the Notes

■	Potential for Periodic Interest Payments

If the year-over-year percentage change in the level of the CPI for an Interest Period is positive, the Notes will pay interest for such Interest Period at that rate multiplied by a leverage multiplier of 150%, providing enhanced upside participation in any increase in the level of the CPI.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the CPI.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the Notes” in the preliminary pricing supplement relating to this offering and “Risk Factors” in the related prospectus supplement for a full description of risks.

■	Possibility of No Interest for Any Given Interest Period or All Interest Periods

The Interest Rate is a floating rate dependent on the year-over-year percentage change in the level of the CPI for each monthly Interest Period. The amount of interest you accrue on the Notes in any Interest Period will decrease if any prior year-over-year increase in the CPI is reduced. In addition, you will not accrue any interest on the Notes at all in any Interest Period in which the year-over-year percentage change in the level of the CPI is zero or negative. If this is true in every Interest Period, the interest paid on the Notes will be zero.

■	Potential for a Lower Comparable Yield

The Notes bear interest, if any, monthly at the variable rate, which may be positive or zero. As a result, if the average of the Interest Rates for each Interest Period during the term of the Notes is less than         % per annum, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the monthly CPI level or the method of computation of the CPI, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through trading in instruments, such as options, swaps or futures, based on the CPI, or the commodities, products or services included in the CPI market basket, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Consumer Price Index

General

Unless otherwise stated, all information on the CPI provided in this offering summary is derived from the U.S Bureau of Labor Statistics (“BLS”) or other publicly available sources. The CPI is published monthly by BLS and is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. This market basket includes food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. BLS periodically updates the contents of the market basket of goods and services, and the weights assigned to the various items, to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-to-1984 base reference period is 100, an increase of 1% from that period would be shown as 101, and a decrease of 1% from that period would be shown as 99. The CPI level for a particular month is released and published during the following month by BLS and is reported by Bloomberg on Page “CPURNSA” and by other news services.

The Notes represent obligations of Citigroup Funding only. BLS is not involved in any way in this offering and has no obligation relating to the Notes or the holders of the Notes.

Historical Data on the Consumer Price Index

The following table sets forth the CPI levels for each month in the period from January 2003 through April 2008, as reported by Bloomberg. The historical data on the CPI are not indicative of the future performance of the CPI or what the value of the Notes may be. Any historical upward or downward trend in the CPI during any period set forth below is not any indication that the CPI is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	181.7	185.2	190.7	198.3	202.416	211.080
February	183.1	186.2	191.8	198.7	203.499	211.693
March	184.2	187.4	193.3	199.8	205.352	213.528
April	183.8	188.0	194.6	201.5	206.686	214.823
May	183.5	189.1	194.4	202.5	207.949
June	183.7	189.7	194.5	202.9	208.352
July	183.9	189.4	195.4	203.5	208.299
August	184.6	189.5	196.4	203.9	207.917
September	185.2	189.9	198.8	202.9	208.490
October	185.0	190.9	199.2	201.8	208.936
November	184.5	191.0	197.6	201.5	210.177
December	184.3	190.3	196.8	201.8	210.036

Hypothetical Historical Interest Rate Examples1

The following table sets forth hypothetical historical per annum interest rates, for each month in the period from January 2003 through June 2008, created using actual historical data on the CPI, as reported by Bloomberg. Each of the hypothetical historical per annum interest rates below assumes a leverage multiplier of 150%. The hypothetical historical per annum interest rates should not be taken as an indication of the future performance of the Interest Rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the hypothetical historical per annum interest rate during any period set forth below is not an indication that the Interest Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	3.039%	3.061%	4.784%	6.522%	1.958%	5.304%
February	3.298%	2.648%	5.285%	5.183%	2.961%	6.459%
March	3.565%	2.819%	4.883%	5.123%	3.811%	6.122%
April	3.896%	2.889%	4.455%	5.978%	3.113%	6.420%
May	4.471%	2.540%	4.511%	5.396%	3.623%	6.040%
June	4.530%	2.606%	4.723%	5.044%	4.168%	5.972%
July	3.337%	3.428%	5.266%	5.319%	3.861%
August	3.087%	4.578%	4.204%	6.250%	4.036%
September	3.168%	4.899%	3.795%	6.478%	4.031%
October	3.165%	4.486%	4.752%	6.218%	3.537%
November	3.237%	3.982%	5.462%	5.728%	2.955%
December	3.481%	3.807%	7.030%	3.094%	4.133%

[1]

To determine the hypothetical historical monthly interest rate based on such hypothetical historical per annum rate, you must divide the hypothetical historical per annum rate by approximately 12, depending on the actual number of days in the month.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

■	Any payments of stated interest on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

■

Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition (less any accrued stated interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the CPI is not published on “CPURNSA,” or any successor page thereto, or if BLS discontinues production of the CPI or substantially alters the CPI, the Calculation Agent may determine any relevant CPI level in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Discontinuance of the Consumer Price Index” in the preliminary pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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